Exhibit 21.1

TALOS ENERGY INC. - LIST OF SUBSIDIARIES*

Company Name	Jurisdiction of Incorporation
ANRP (Talos DC), LLC	Delaware
Talos Energy LLC	Delaware
Talos Energy México 7 S. de R. L. de C. V.	Mexico
Talos Energy Offshore LLC	Delaware
Talos Energy Offshore México 7 S. de R. L. de C. V.	Mexico
Talos Energy Operating Company LLC	Delaware
Talos Energy Phoenix LLC	Delaware
Talos ERT LLC	Delaware
Talos Exploration LLC	Delaware
Talos Low Carbon Solutions LLC	Delaware
Talos Oil & Gas LLC	Delaware
Talos Petroleum LLC	Delaware
Talos Production Finance Inc.	Delaware
Talos Production Inc.	Delaware
Talos Resources LLC	Delaware
Talos Third Coast LLC	Delaware

*

Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, and Talos has several additional subsidiaries not named above. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year covered by this report.